                                                               Page 1 of 8 Pages

                         AMENDMENT NO. 2 TO SCHEDULE 13D


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           MARLTON TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   879517 10 0
                                 --------------
                                 (CUSIP Number)

                           Stephen M. Goodman, Esquire
                           Morgan, Lewis & Bockius LLP
                                One Logan Square
                           Philadelphia, PA 19103-6993
                                  215-963-5224
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 18, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 879517 10 0      AMENDMENT NO. 2 TO SCHEDULE 13D     Page 2 of 8 Pages



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stanley D. Ginsburg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  PF, 00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                        287,602  shares
     SHARES       ______________________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                        0
       EACH       ______________________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                         287,602 shares
       WITH       ______________________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      287,602 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879517 10 0      AMENDMENT NO. 2 TO SCHEDULE 13D     Page 3 of 8 Pages



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ira Ingerman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  PF, 00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                        287,602  shares
     SHARES       ______________________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                        0
       EACH       ______________________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                         287,602 shares
       WITH       ______________________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      287,602 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879517 10 0      AMENDMENT NO. 2 TO SCHEDULE 13D     Page 4 of 8 Pages



1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lawrence Schan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                  PF, 00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
   NUMBER OF                        0 shares
     SHARES       ______________________________________________________________
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                        0
       EACH       ______________________________________________________________
    REPORTING              9        SOLE DISPOSITIVE POWER
     PERSON                         0 shares
       WITH       ______________________________________________________________
                           10       SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879517 10 0      AMENDMENT NO. 2 TO SCHEDULE 13D     Page 5 of 8 Pages



                  Reference is made to Schedule 13D previously filed under date of June 15, 1992 by Stanley D. Ginsburg and Ira Ingerman relating to the common stock, $.10 par value (the "Common Stock"), of Marlton Technologies, Inc. (the "Company"), as amended by Amendment No. 1 filed separately under date of August 7, 1995. This Amendment No. 2 is being filed by Stanley D. Ginsburg, Ira Ingerman and Lawrence Schan (the "Filing Persons") in connection with the proposed acquisition of DMS Store Fixtures, L.P. ("DMS") by the Company (the "Acquisition"). The Filing Persons hereby amend the Schedule 13D as follows:

Item 2.  Identity and Background.

         (a) Lawrence Schan is hereby added as a Filing Person.

         (b) Mr. Schan's address is 250 King Manor Drive, King of Prussia, PA 19406.

         (c) The principal occupation of Mr. Schan is President and Chief Operating Officer of DMS.

         (d) Mr. Schan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the last five years, Mr. Schan was not a party to a civil proceeding of a judicial or administrative body as a result of which proceeding Mr. Schan was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Schan is a United States citizen.

Item 4.  Purpose of Transaction.

      The shares of Common Stock to be acquired in the Acquisition (as described in Item 6 below) and those shares of Common Stock previously held by certain of the Filing Persons are being held for investment purposes. Depending upon market conditions and each Filing Person's perception of the attractiveness of holding Common Stock as an investment, the Filing Persons may determine to sell all or a material portion of their shares of Common Stock, or to acquire additional shares of Common Stock or other securities of the Company, in each case, in the open market, in privately negotiated transactions or otherwise.

         Subject to the foregoing, except for the Acquisition, the Filing Persons have no plans or proposals that relate to or would result in any of the events described in subparagraphs (a) through (i) of Item 4 of Schedule 13D.

CUSIP NO. 879517 10 0      AMENDMENT NO. 2 TO SCHEDULE 13D     Page 6 of 8 Pages


Item 5.  Interest in Securities of the Issuer.

         (a) Securities Beneficially Owned by Persons Identified in Items 1 and
2.

         See the answers to row numbers 7 through 12 of the cover pages. All percentages are calculated based upon 4,748,250 shares of Common Stock outstanding as of July 18, 1997. On January 1, 1997, Stanley Ginsburg and Ira Ingerman each acquired 72,867 shares of Common Stock upon conversion of certain notes held by them. As of the date hereof, each Filing Person disclaims beneficial ownership of Common Stock currently held by the other Filing Persons.

         (b) Voting Power of Securities Beneficially Owned by Persons Identified in Items 1 and 2.

         See the answers to row numbers 7 through 12 of the cover pages.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Filing Persons, and certain entities beneficially owned by them, have entered into a Purchase Agreement (the "Purchase Agreement") dated as of July 18, 1997 with the Company pursuant to which the Company will acquire DMS Store Fixtures, L.P. (the "Acquisition") in exchange for (i) $14,500,000 in cash, (ii) 2,000,000 shares of Common Stock (the "Stock Consideration") and
(iii) 250,000 of shares of Common Stock issuable if DMS achieves at least $12,500,000 in pre-tax earnings over a five-year period (the "Additional Stock Consideration"). The ultimate distribution of the Stock Consideration among the Filing Persons is dependent upon such Filing Persons continued employment following the Acquisition as more fully set forth below.

         Following the consummation of the Acquisition, the Filing Persons will own approximately 38% of the voting stock of the Company (including Common Stock currently owned by the Filing Persons and excluding the Additional Stock Consideration). Because the Company has cumulative voting for the election of directors and a classified board, the Filing Persons will have the ability to elect, over a period of three years following the consummation of the Acquisition, two of the Company's current five directors. In addition, because the Company's certificate of incorporation provides that certain matters (including mergers, sale of substantially all of the assets of the Company and an amendment to the Company's Certificate of Incorporation) require the approval of two-thirds of the shareholders of the Company, the Filing Persons will effectively have the right to prevent any such matters from being approved.

         DMS will be a subsidiary of the Company following the Acquisition. The Filing Persons, each of whom are currently employed as an executive officer of DMS, will be employed as officers of the Company's DMS subsidiary following the Acquisition.

         The Purchase Agreement grants to the Filing Persons the right to demand the registration under the Securities Act of 1933, as amended (the "Securities Act") of the shares of Common Stock constituting the Stock Consideration and the Additional Stock Consideration (collectively, the "Registrable

CUSIP NO. 879517 10 0      AMENDMENT NO. 2 TO SCHEDULE 13D     Page 7 of 8 Pages


Securities"). Pursuant to the terms of the Purchase Agreement, Filing Persons holding at least 51% of the Registrable Securities will have the right to demand up to three registrations after the third anniversary of the closing of the Acquisition; provided, however, that the second and third Registrations may be effected only if the Company qualifies for registration under the Securities Act on Form S-3 or a comparable short form registration. In addition, the Filing Persons have been granted certain limited piggyback registration rights. The foregoing summary of the Purchase Agreement is not complete and is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit A.

         The Acquisition is expected to close in the Fourth Quarter of 1997. Consummation of the Acquisition is subject to certain conditions, including the approval of the issuance of the Stock Consideration and Additional Stock Consideration by the Company's shareholders.

         The Filing Persons intend to contribute the Additional Stock to a voting trust (the "Trust"). It is currently contemplated, subject to preparation and execution of a Voting Trust Agreement, that the shares held in the Trust will vest over a five-year period. The Trust will provide that each of the Filing Persons will have the right to receive his allocable share of the Stock Consideration upon the dissolution of the Trust provided that such Filing Person remains (with certain permitted exceptions such as death or disability or termination of employment without cause) an employee of the Company as of the date of such dissolution. In the event that any Filing Person were to cease being employed by the Company without the consent of the Company or were to be terminated by the Company for cause, prior to the dissolution of the Trust, such person will only be entitled to receive those shares that have vested, and all unvested shares of Common Stock will be divided pro rata among the remaining Filing Persons. Although the Trust will prohibit the Filing Persons from selling, transferring or otherwise conveying unvested Common Stock in the Trust, vested shares may be transferred pursuant to the Trust's terms. The Common Stock held in the Trust will be voted by the unanimous consent of the Filing Persons. The Trust will terminate prior to the expiration of its five-year term in the event that any two of the three Filing Persons were to cease being employed by the Company. The duration and vesting terms of the Trust may only be amended with the Company's prior consent. Promptly following execution of the Voting Trust Agreement, which is expected to occur contemporaneously with the closing of the Acquisition, the Filing Persons shall amend this Schedule 13D to include the Voting Trust Agreement as an Exhibit.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Purchase Agreement dated as of July 18, 1997.

CUSIP NO. 879517 10 0      AMENDMENT NO. 2 TO SCHEDULE 13D     Page 8 of 8 Pages

                                    SIGNATURE


         We, the undersigned:

         1. Agree that this statement is filed on behalf of the undersigned.

         2. After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



                                                         /s/ Stanley D. Ginsburg
                                                         -----------------------
                                                         Stanley D. Ginsburg


                                                         /s/ Ira Ingerman
                                                         -----------------------
                                                         Ira Ingerman


                                                         /s/ Lawrence Schan
                                                         -----------------------
                                                         Lawrence Schan



Date: July 24, 1997

                                                                    Exhibit A



                               PURCHASE AGREEMENT

       PURCHASE AGREEMENT dated as of July 18, 1997 by and among STANLEY GINSBURG, IRA INGERMAN, LAWRENCE SCHAN and EQUIVEST DEVELOPMENT, INC. III (collectively referred to hereinafter as the "Sellers"); DMS STORE FIXTURES, INC. and DMS G.P., INC. (collectively, the "Corporations); and MARLTON TECHNOLOGIES, INC., a New Jersey corporation ("Marlton").

                              W I T N E S S E T H:

       WHEREAS, Sellers and the Corporations collectively own all of the limited and general partnership interests (collectively the "Interests") in DMS Store Fixtures, L.P., a Pennsylvania limited partnership ("DMS"); and

       WHEREAS, DMS is engaged in the business of designing, developing, manufacturing, marketing and selling store fixtures, displays and exhibits of the type utilized primarily in retail sales (the "DMS Business"); and

       WHEREAS, Sellers desire to sell to a wholly-owned subsidiary to be formed by Marlton, ("Newco" or "Buyer") and Newco wishes to acquire from Sellers, all of their Interests, and the Corporations desire to be merged into Newco and Newco desires the Corporations to be merged into it, upon the terms and subject to the conditions set forth herein; and

       WHEREAS, each of the Sellers and the Corporations deems it to be in his/its own best interest that the transactions contemplated herein are consummated; and

       WHEREAS, , subject to the receipt of the opinion of Legg Mason Wood Walker, Inc. ("Legg Mason") referred to in Section 9.08 hereof, Marlton has determined that it is in its best interest that the transactions contemplated herein are consummated;

       NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

       Section 1.01. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:


       "Affiliate" of any Person shall mean any Person which, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such Person.

       "Agreement" shall mean this Agreement as the same may be amended from time to time in accordance with its terms, and shall include all Schedules and Exhibits hereto.

       "Assets" shall have the meaning set forth in Section 2.01.

       "Audited Balance Sheet" shall have the meaning set forth in Section 4.25.

       "Benefit Plan" shall have the meaning set forth in Section 4.13.

       "Buyer" shall have the meaning set forth in the preamble hereof.

       "Closing" shall mean consummation of the transactions contemplated hereby in accordance with Article XI.

       "Closing Date" shall have the meaning set forth in Section 11.01.

       "Closing Date Balance Sheet" shall have the meaning set forth in Section 2.03.

       "Code" shall mean the Internal Revenue Code of 1986, as amended.

       "Commission" shall mean the Securities and Exchange Commission.

       "Contract" shall mean, with respect to any Person, any contract, lease, commitment, sales order, purchase order, agreement, instrument, mortgage, deed of trust, indenture, franchise, note, bond, or other contractual obligation pursuant to the terms of which such Person is entitled to any present and/or future benefit or subject to any present and/or future obligation.

       "Corporations" shall have the meaning set forth in the preamble hereof.

       "Cumulative Pre-Tax Earnings" shall mean the aggregate of the Pre-Tax Earnings for the years in question.

       "$" shall mean United States Dollars.

       "DMS Business" shall have the meaning set forth in the first recital hereof.

       "Employees" shall have the meaning set forth in Section 2.02.

       "Employment Agreements" shall have the meaning set forth in Section 2.02.

       "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

       "Exchange Act" shall have the meaning set forth in Section 7.04(c ).

       "Financial Statements" shall have the meaning set forth in Section 6.05.

       "GAAP" shall mean United States generally accepted accounting principles applied on a consistent basis.

       "Government Authority" shall mean the government of the United States, any state or political subdivision thereof, or any foreign country and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

       "Intellectual Property" shall have the meaning set forth in Section 4.08.

       "Interests" shall have the meaning set forth in the first recital in the preamble hereof.

        "Legg Mason" shall have the meaning set forth in the fifth recital in the preamble hereof.

       "Lien" shall mean any mortgage, lien, charge, security interest, encumbrance, restriction or any right of another restricting transfer of the property subject thereto.

       "Line of Credit" shall mean a line of credit to provide working capital to Marlton and Newco in an amount which, when aggregated with Marlton's and Newco's available operating funds, will be a minimum of $3,000,000.

       "Loss" shall have the meaning set forth in Section 13.02(a).

       "Losses" shall have the meaning set forth in Section 13.02(a).

       "Marlton" shall have the meaning set forth in the preamble hereof.

       "Newco" shall have the meaning set forth in the third recital in the preamble hereof.

       "PBGC" shall mean the Pension Benefit Guaranty Corporation.

       "Permitted Liens" shall mean (i ) mechanics', carriers', workers' and other similar Liens arising in the ordinary course of business and (ii) Liens for current taxes not yet due and payable for which adequate provision has been made or which are being contested in good faith.

       "Person" shall mean an individual, partnership, a corporation, a business trust, a joint stock company, a trust, an unincorporated association, a joint venture or any other entity of whatever nature.

       "Pre-Tax Earnings" shall mean, with respect to a given year, the amount of pre-tax earnings or losses determined in accordance with GAAP shown on Newco's income statement for such year, adjusted to exclude all acquisition costs or accruals for amounts payable which, if paid, would be prohibited under
Section 7.03.

       "Proxy Statement" shall have the meaning set forth in Section 8.06.

       "Purchase Price" shall have the meaning set forth in Article III.

       "Real Property Lease" shall have the meaning set forth in Section
4.06(a).

       "Receivables" shall have the meaning set forth in Section 4.09.

       "Requirement of Law" shall mean any law, statute, regulation, code, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement (whether Federal, state, local or foreign) imposed by any Governmental Authority.

       "Securities" shall have the meaning set forth in Section 7.04.

       "Securities Act" shall have the meaning set forth in Section 7.04( c).

       "Sellers" shall have the meaning set forth in the preamble hereof.

       "Shares" shall have the meaning set forth in Section 3.01(ii).

       "Stock" shall have the meaning set forth in Section 2.01(a)(ii).

       "Taxes" shall mean all taxes, including, without limitation, income (including the recapture of any tax items such as investment tax or other credits), ad valorem, sales, use, personal property (tangible and intangible), leasing, lease, user, excise, franchise, transfer, recording, fuel, occupation and interest equalization, withholding, social security, unemployment, amounts required to be withheld from payments to employees or others, and real property, and any related penalties, and interest or other charges imposed by a Federal, foreign, state, county or local taxing authority.

       "Tangible Net Worth" shall have the meaning prescribed by GAAP.

       "Tax Returns" shall have the meaning set forth in Section 4.18(a).

       "Term Loan" shall mean a term loan of Marlton incurred to finance a portion of the Purchase Price.

       "Unaudited Financial Statements" shall have the meaning set forth in
Section 4.04.

                                   ARTICLE II
                    SALE AND PURCHASE OF INTERESTS AND STOCK

       Section 2.01. Sale and Purchase. (a) Subject to the terms and conditions set forth in this Agreement, (i) Sellers hereby agree to sell, convey, transfer, and assign to Newco, free and clear of all Liens, and Newco agrees to purchase from Sellersall of Sellers' right, title and interest in and to all of the Interests owned directly by the Sellers, and (ii) the Corporations will be merged into Newco, with Newco as the surviving corporation (the "Merger") and all of the capital stock of each of the Corporations (the "Stock") will be surrendered and canceled in the Merger.

       (b) Sellers and the Corporations represent and warrant to Marlton and Newco that as a result of the transactions set forth in Section 2.01(a), Newco will acquireall of the Interests in DMS.

       (c) Sellers represent and warrant that all of the capital stock of the Corporations is owned solely and exclusively by the Sellers, that there are no outstanding options, warrants or other rights to acquire any capital stock of any Corporation, that the Corporations own no assets other than the Interests, and that the Corporations have no liabilities or obligations of any kind or nature whatsoever.

       Section 2.02. Noncompetition. (a) Except as expressly set forth in this Agreement regarding their employment by DMS and their ownership of the Shares, Sellers, and, to the extent controlled by Sellers or any of them, any Affiliate or employee of Sellers or any of them shall not, directly or indirectly, bid or otherwise engage in or have any interest in the design, development, manufacture, marketing or sale of store fixtures, displays and exhibits of the type utilized primarily in retail stores within the continental United States for a period of five (5) years commencing after the Closing Date. At the Closing, each of Stanley Ginsburg, Ira Ingerman and Lawrence Schan (the "Employees") shall enter into Employment and Noncompetition Agreements substantially in the form attached hereto as Exhibits A, B and C (the "Employment Agreements"). Sellers shall not, and shall use their respective best efforts to ensure that Affiliates and employees of Sellers shall not, directly or indirectly, induce or offer employment to Newco's employees, for a period of five (5) years after Closing, without Newco's prior written consent. Upon Closing and thereafter, neither Sellers and, to the extent controlled by Sellers, nor any Affiliate of Sellers shall use the name "DMS" or any variant thereof. Employment and/or non-competition agreements will also be signed by other key employees of DMS, as determined and on terms and conditions mutually agreeable to Newco and Sellers.

       (b) The Employees have agreed to place the shares of Marlton Common Stock received at Closing pursuant to Section 3.01(ii) in a trust (the "Trust") to insure that each Employee continues his employment under his respective Employment Agreement. Such shares shall vest ratably over a five year period, and unvested shares will be forfeited to the remaining Employees. Employees will deliver a copy of the agreement for the Trust to Marlton at Closing, which agreement shall contain a provision requiring Marlton's prior written consent to dissolve the Trust prior to the end of the five year term or to modify the vesting provisions.

       Section 2.03. Closing Date Balance Sheet. As promptly as practicable (but in no event later than thirty (30) days after the Closing Date), Marlton shall prepare or cause to be prepared and delivered to Sellers a balance sheet (the "Closing Date Balance Sheet"), setting forth the assets and liabilities of DMS as of the Closing Date, certified by the chief financial officer of Marlton, and appropriately reflecting the information disclosed on Schedule 4.04. If, within thirty (30) days after receipt by Sellers of the Closing Date Balance Sheet, Sellers shall object thereto and Marlton and Sellers cannot, within fifteen (15) days after receipt by Marlton of written notice of such objection, reconcile the objections, a nationally recognized accounting firm mutually acceptable to Marlton and Sellers, shall resolve the dispute, the determination of such firm being binding on all the parties hereto. The expenses of such accounting firm incurred pursuant to this Section shall be borne equally by Marlton and Sellers.

                                   ARTICLE III
                                 PURCHASE PRICE

       Section 3.01. Purchase Price. On or before the Closing Date, Marlton will cause Newco to be incorporated as a Pennsylvania corporation, and Marlton will contribute $14,500,000 in cash and 2,000,000 unregistered shares of Marlton's Common Stock to Newco as a capital contribution. On the Closing Date, in consideration for the sale, conveyance, transfer and assignment to Newco

       (i) of the Interests owned directly by the Sellers, Newco agrees to pay to Sellers (A) repayment of indebtedness to certain Sellers of approximately $3,268,000 as of the date of this Agreement and as reduced by payments prior to Closing (the "Insider Debt"), plus (B) an aggregate of Fourteen Million Five Hundred Thousand Dollars ($14,500,000 ) less the Insider Debt, in cash (collectively, the "Cash Payment");

       (ii) of the Stock of the Corporations in the Merger, Newco agrees to deliver to Sellers stock certificates representing an aggregate of Two Million (2,000,000) shares of unregistered Marlton Common Stock (the "Shares", and together with the Cash Payment and the Contingent Shares if earned, the "Purchase Price");

       Section 3.02. Contingent Shares. (a) Newco shall make an additional payment to Sellers (the "Contingent Shares") in consideration of the Stock of the Corporations received by Newco in the Merger, of Two Hundred Fifty Thousand (250,000) shares of unregistered Marlton Common Stock provided Newco has produced Cumulative Pre-Tax Earnings of Twelve Million Five Hundred Thousand Dollars ($12,500,000) within the five year period following the Closing Date (the "Condition").

       (b) The Contingent Shares will be delivered by Marlton to Newco and by Newco to the Sellers within ninety days after the end of the calendar quarter in which the Condition is fulfilled.

       (c) For purposes of calculating whether the Condition has been fulfilled, Newco's Cumulative Pre-Tax Earnings will be calculated in accordance with GAAP on a basis consistent with prior periods; without accelerated depreciation, management fees or other Marlton charges not reflective of actual expenditures on behalf of Newco; without diversion of sales or other business opportunities by Marlton; with all intercompany transactions being conducted on an arms-length basis; and with any distributions, loans or advances by Newco to Marlton, except to the extent necessary to pay pro forma income taxes, at an assumed interest rate equal to CoreStates Bank's then existing money market rate.

       Section 3.03. Distributions. (a) All payments of the Purchase Price shall be made to Sellers as follows:

       (i)   The Cash Payment, excluding the Insider Debt:

             Equivest Development, Inc. III                            21.01%
             Stanley Ginsburg                                          14.495%
             Ira Ingerman                                              14.495%
             Lawrence Schan                                            50%

       (ii)  The Shares and the Contingent Shares:

             Stanley Ginsburg                                          25%
             Ira Ingerman                                              25%
             Lawrence Schan                                            50%

       (b) Notwithstanding the foregoing, Sellers or the Corporations may transfer or issue shares of Common Stock of the Corporations to employees of DMS on or before the Closing Date, provided Sellers shall collectively continue to own at least 90% of the aggregate equity interests in the Corporations. In the event of any such issuance or transfer, the Shares and the Contingent Shares shall be issued to the shareholders of the Corporations in proportion to their equity ownership of the Corporations on the Closing Date.

       Section 3.04 Adjustments. In the event the Closing Date Balance Sheet agreed to in accordance with Section 2.03 shows that DMS has a Tangible Net Worth (i) greater than $5,500,000, Newco shall within 30 days thereafter pay the amount of the excess over $5,500,000 to the Sellers, or (ii) less than $5,500,000, Sellers shall within 30 days thereafter pay the amount of the deficiency under $5,500,000 to Newco If at any time after Closing, assets are realized for which specific customer reserves were made on the Closing Date Balance Sheet (DMS and Marlton acknowledge that based upon DMS' sales and collection history, DMS does not have, and the Closing Date Balance Sheet will not contain, any general accounts receivable or inventory reserves), Newco shall pay such amount realized to Sellers within 30 days after a payment shall have been received by Newco. If at any time after Closing, inventory or accounts receivable for which there is no specific reserve set forth on the Closing Date Balance Sheet are not realized because (1) the customer has the payment or purchase order obligation discharged in bankruptcy or (2) a judgment against the customer cannot be satisfied after Newco uses its best efforts to do so, Sellers shall pay to Newco such amounts not realized within 30 days after notice from Newco.

       Section 3.05. Escrow. At Closing, $1,000,000 of the Cash Payment will be placed in an interest bearing escrow account with a mutually agreeable escrow agent to be designated prior to Closing, to secure payment by Sellers to Newco of any deficiency pursuant to Section 3.04(ii) above. Upon agreement on the Closing Date Balance Sheet as provided in Section 2.03, such amount with interest shall promptly be disbursed to Sellers and/or Newco in accordance therewith.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF SELLERS

       Sellers, jointly and severally, represent and warrant to Marlton and Newco, except as expressly set forth in the Schedules to this Agreement and identified to a particular Section set forth below, as follows:

       Section 4.01. Organization; Power and Authority; Qualification. DMS (i) is a limited partnership duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania; (ii) has full power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted; and (iii) is duly qualified to do business as a foreign limited partnership and in good standing in each jurisdiction in which it is required to be so qualified, except where the failure to be so qualified will not have a material adverse effect on DMS. Each of the Corporations and Equivest Development, Inc. III (i) is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania; (ii) has full power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted; and (iii) is duly qualified to do business as a foreign corporation and in good standing in each jurisdiction in which it is required to be so qualified, , except where the failure to be so qualified will not have a material adverse effect on such entity.

       Section 4.02. Approvals, Consents, Etc. No consent, approval, notification, authorization or order of, or declaration, filing or registration with, or waiver or other action by any Governmental Authority or other Person is required to be obtained or made by Sellers, the Corporations or DMS in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

       Section 4.03. Non-Contravention. The execution, delivery and performance by Sellers of this Agreement does not, and the consummation of the transactions contemplated hereby does not and will not: (i) violate or conflict with any provision of the agreement of limited partnership or other constituent documents of DMS or the articles of incorporation, bylaws or other constituent documents of the Corporations or Equivest Development, Inc. III; (ii) conflict with or violate any Requirement of Law binding upon or applicable to Sellers, the Corporations or DMS or any of the Assets, the Interests or the Stock; (iii) violate, or result in the lapse of time and/or the giving of notice, a violation of, or give rise to any right of termination, cancellation or acceleration of any material right or obligation of DMS or to a loss of any material benefit to which DMS is entitled under any provision of any Contract to which DMS is a party or by which it is bound or any Asset in the nature of a license, franchise, permit or similar authorization held by DMS; or (iv) result in the creation or imposition of any Lien on any property or asset of DMS except as may be provided for in this Agreement.

       Section 4.04. Financial Statements. The unaudited financial statements and selected financial data of DMS and the Corporations as of May 31, 1997, December 27, 1996, December 29, 1995 and December 31, 1994 (the "Unaudited Financial Statements") attached as Schedule 4.04 hereto were prepared from the books and records of DMS and the Corporations in accordance with GAAP (as then in effect except as otherwise disclosed in Schedule 4.04 hereto), fairly present the financial position of DMS and the Corporations as of the respective dates thereof and their results of operations and cash flows for the periods then ended. Neither DMS nor any Corporation has any liability or obligation, secured or unsecured (whether absolute, accrued, contingent or otherwise, and whether due or to become due), of a nature required by GAAP to be reflected on a corporate balance sheet or disclosed in the notes thereto, except such liabilities and obligations which (i) are accrued or reserved against in the Financial Statements or Unaudited Financial Statements or disclosed in the notes thereto, (ii) were incurred after the date of the Financial Statements or Unaudited Financial Statements in the ordinary course of business or (iii) are reflected on Schedule 4.04 hereto.

       Section 4.05. Absence of Certain Changes or Events. Since December 27, 1996, DMS has conducted its business in the ordinary course consistent with past practices and there has not been:

       (i) any incurrence, assumption or guarantee by DMS of any indebtedness for borrowed money of any Person except in the ordinary course of business and in amounts and on terms consistent with past practices;

       (ii) any creation or assumption by DMS of any Lien (other than Permitted Liens) on any asset in favor of any Person;

       (iii) any making of any loan, advance or capital contribution to, or investment in, any Person;

       (iv) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the operations, business, properties or assets of DMS;

       (v) any transaction or commitment made, or any Contract entered into, by DMS relating to its operations, business, properties or assets (including the acquisition or disposition of any properties or assets) or any relinquishment by DMS of any Contract or other right, except for any such transaction, commitment, Contract or relinquishment made or entered into in the ordinary course of business consistent with past practices or which does not exceed $10,000 individually and $25,000 in the aggregate;

       (vi) any change in any method of accounting or application thereof by DMS, except for any such change required by reason of a concurrent change in GAAP;

       (vii) any (x) entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any employee of DMS, (y) increase in benefits payable under an existing severance or termination pay policy or employment agreement or (z) increase in compensation, bonus or other benefits payable to any employee of DMS other than such increases made in the ordinary course of business consistent with past practice;

       (viii) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of DMS, which employees were not subject to a collective bargaining agreement, or any lockouts, strikes, slowdowns, work stoppages or threats thereof with respect to such employees;

       (ix) any termination or cancellation (other than in accordance with its terms) of any material Contract of DMS;

       (x) any sale, transfer or other disposition of any Assets of DMS (other than merchantable inventory in the ordinary course of business);

       (xi) any payment, discharge or satisfaction of any liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice;

       (xii) any illegal payment by DMS to foreign or domestic governmental or quasi-governmental officials or to any other Persons; or

       (xiii) any distribution to the partners of DMS other than (i) with respect to amounts distributed to the Sellers to satisfy their respective tax liabilities for periods ending on or prior to the Closing Date, and (ii) distributions which after giving effect thereto will leave DMS with a Tangible Net Worth of $5,500,000 as of the Closing Date.

       Section 4.06. Leases. (a) Set forth on Schedule 4.06(a) hereto is a list of the only leases pursuant to which DMS leases any real property used in connection with its business (the "Real Property Leases") true, complete and accurate copies of which have been delivered by Sellers to Marlton. The business carried on in all buildings, plants, facilities, installations, fixtures and other structures or improvements located on or at the real property subject to the Real Property Leases, and the buildings, plants, facilities, installations, fixtures and other structures or improvements themselves, is not in material violation of, or in material conflict with, any applicable Requirement of Law. To the best knowledge of Sellers, all such buildings, plants, facilities, installations, fixtures and other structures or improvements are in a good state of repair, reasonable wear and tear excepted, free of material leaks and structural problems, except for such repairs which are budgeted for, or made, in the ordinary course of business. Except as otherwise set forth on Schedule 4.06(a), all covenants or other restrictions (if any) to which the real property covered by the Real Property Leases are subject and by which DMS is bound are being in all material respects properly performed and observed and no Seller nor DMS has received any written notice of violation (or claimed violation) thereof.

       (b) To the best knowledge of Sellers, the real property covered by the Real Property Leases have adequate water supplies, storm and sanitary sewer facilities, access to telephone, gas and electrical connections, fire protection, drainage and other public utilities for its present use, and has parking facilities that materially comply with any applicable Requirement of Law.

       (c) There is no pending or, to the best of Sellers' knowledge, threatened or proposed proceeding or governmental action to modify the zoning classification of, or to condemn or take by the power of eminent domain (or to purchase in lieu thereof), or to classify as a landmark, or otherwise to take or restrict in any way the right to use all or any part of the real property covered by the Real Property Leases.

       (d) The Real Property Leases are in full force and effect, neither Sellers nor DMS has received written notice of any, and there exists no, condition or event which constitutes or would constitute (with notice or lapse of time or both) a default by the lessee thereunder the Real Property Leases. None of the real property leased under the Real Property Leases is subject to any Lien (except for Permitted Liens), easement, right-of-way, building or use restriction, exception, variance, reservation or limitation which might materially interfere with or impair the present and continued use thereof in the usual and normal conduct of the business and operations of DMS.

       Section 4.07. Personal Property. (i) DMS has good and valid title to, or valid and enforceable leases in or licenses or rights to use all of, the personal properties, assets and rights used in its business and operations free and clear of any Lien, except for Permitted Liens; and (ii) the machinery and equipment owned or leased by DMS and used in the normal conduct of its business are in a state of good condition, maintenance and repair, ordinary wear and tear excepted. . The assets and properties relating to the DMS Business (the "Assets"), include but are not limited to the following:

       (i) all tangible personal property of every kind and character, including, but not limited to, all machinery, equipment, tools, appliances, apparatus, inventories, raw materials, accessories, spare parts, libraries, furniture, furnishings, fixtures and motor vehicles, automotive equipment, trailers and self-powered units, wherever situated, owned by DMS and used in the DMS Business;

       (ii) all intangible personal property of whatever kind or character, whether evidenced in writing or not, including, but not limited to, all notes receivable, accounts receivable (current or non-current), deferred charges and prepaid expenses, debts, choses in action, bonds claims, causes of action (whether fixed or contingent), contracts or agreements (including plans and annuity and other insurance contracts which provide employee benefits together with the funds held thereunder to provide such benefits, but only with respect to those employees of DMS who are or who continue as employees of Newco and the funds applicable to their benefits thereunder), goodwill, licenses, franchises, patents, copyrights, trademarks, trade names, service marks and applications for any of the foregoing, trade secrets, technology, processes, inventions, designs, drawings, patterns, royalties, privileges, memberships, permits and all similar intangible personal property owned by DMS or the Corporations, together with all papers, documents, instruments, books and records by which such intangible personal property might be identified or enforced or otherwise pertaining to the Assets or to the DMS Business; it being expressly understood and agreed that, without limiting the foregoing, there is also included the exclusive right in perpetuity to the trade name "DMS" and any reasonable variant thereof for use in the advertising and marketing of the products of the DMS Business by Newco; and

       (iii) any other assets or rights of every kind and nature, real or personal, tangible or intangible, which are owned or used by DMS in connection with the DMS Business.

       Section 4.08. Intellectual Property. DMS does not own or license any domestic or foreign registered trademarks, service marks, trade names, patents or copyrights (together with any registrations of or pending applications for any of the foregoing, "Intellectual Property"), and none is necessary for the conduct of the DMS Business in the ordinary course.

       Section 4.09. Accounts Receivable. All accounts receivable and other receivables reflected in the Financial Statements arose from bona fide transactions (the "Receivables"); to the extent that the Receivables so stated necessitate an allowance for doubtful accounts, that allowance in the aggregate is adequate in accordance with GAAP; except to the extent of the allowance, if any, for doubtful accounts set forth in the Financial Statements, the Receivables are good and collectible in full in the ordinary course of business, assuming the use of reasonable and customary collection efforts; none of the Receivables is in dispute or subject to any counterclaim or offset except to the extent of any provision or reserve. Sellers have delivered to Marlton a list of all Receivables aged as of June 30, 1997.

       Section 4.10. Inventories. All of the inventories of DMS as reflected on the Financial Statements are merchantable and usable for their intended purpose.

       Section 4.11. Contracts. Set forth on Schedule 4.11 hereto is a true and complete list of all Contracts of the following types to which DMS is a party, assignee, successor or pursuant to which it has any existing or continuing obligations:

                  (i) each Contract having continuing obligations, or guarantees (whether contingent or otherwise) or amounts owed by DMS in each case in excess of $50,000;

                  (ii) each Contract of employment with any employee or consultant of DMS or with any labor union or association, which is not terminable by its terms without penalty on thirty (30) days' or less notice;

                  (iii) each Contract involving future payments (or payments owed) in excess of $50,000 with, and pursuant to which, any Person who is or was a partner or employee of Seller has a material interest;

                  (iv) each outstanding Contract relating to the borrowing or lending of money or the guarantee of any obligations for borrowed money, excluding endorsements made for purposes of collection in the ordinary course of business;

                  (v) each Contract for future charitable contributions in excess of $1,000;

                  (vi) each Contract for future capital expenditures, including the purchase of materials, supplies, equipment or services related thereto involving present or future payments in excess of $10,000 in any one year;

                  (vii) each license, franchise or royalty agreement or any similar agreement involving payments in excess of $5,000 in any one year;

                  (viii) each distributor, dealer, manufacturer's representative, sales agency or franchise or advertising Contract not terminable by its terms without penalty on sixty (60) days or less notice;

                  (ix) each Contract with any Governmental Authority of the United States or any state or other political subdivision thereof involving payments in excess of $25,000;

                  (x) each option held by DMS to purchase any assets, properties or rights at a price in excess of $5,000;

                  (xi) each agreement under which price discounts have been granted other than in the ordinary course of business to customers accounting for more than 2% of the annual sales of DMS, taken as a whole;

                  (xii) each Contract containing non-competition covenants of DMS not to conduct the DMS Business (whether or not it is currently being conducted) in any business or geographical area.

       Except as otherwise disclosed on Schedule 4.11, DMS has previously made available to Marlton true and correct copies of each Contract listed on Schedule
4.11 and a written description of each oral arrangement so listed. Each Contract disclosed on Schedule 4.11 is a legal, valid and binding agreement in accordance with its terms (subject to the satisfaction of the conditions precedent set forth therein) of the parties thereto and is in full force and effect.

       Section 4.12. No Defaults or Violations. DMS is not in default under the terms of any Contract or other arrangement to which it is a party or under which it has any rights or by which it is bound and, to the best of Sellers' knowledge, no other party to any such Contract or other arrangement is in default thereunder.

       Section 4.13. Employee Benefits. Schedule 4.13 attached hereto lists all deferred compensation, pension, profit sharing, stock option, stock purchase, savings, group insurance and retirement plans, and all vacation pay, severance pay, incentive compensation, consulting, bonus and other employee benefit or fringe benefit plans or arrangements maintained by DMS or any Corporation or with respect to which contributions are made by DMS or any Corporation (including health, life insurance and other benefit plans maintained for retirees). Said plans, including but not limited to all plans or programs that constitute "employee benefit plans" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), are sometimes collectively referred to in this section as "Benefit Plans". True and complete copies of all Benefit Plans, including any insurance contracts under Marlton which benefits are provided, as currently in effect have been provided to Marlton. Marlton has also been provided with a true and complete copy of the summary plan description, if any was required by ERISA to be prepared and distributed to participants, for each Benefit Plan. Except as set forth in
Schedule 4.13:

       (a) There has not been any (1) termination or partial termination of any employee pension benefit plan (as defined in Section 3(2) of ERISA) maintained by DMS or any Corporation (or by any person, firm or corporation which is or was under common control within the meaning of Section 4001(c) of ERISA, with DMS or any Corporation (hereinafter called "an Affiliate")) during the period of such common control, at a time when section 4021 of ERISA applied to such plan, (2) commencement of any proceeding to terminate any such plan pursuant to ERISA, or otherwise, or (3) written notice given to DMS or any Corporation or any Affiliate of the intention to commence or seek the commencement of any such proceeding, which (under (1))resulted or (under (2) or (3)) would result in any insufficiency of plan assets necessary to satisfy benefit liabilities under the plan. No "reportable event" as defined in section 4043 of ERISA (other than any such event with respect to which the notice requirements has been waived by regulation) has occurred with respect to any pension benefit plan subject to the requirements of such section and neither DMS or any Corporation nor any of their Affiliates has any liability to the Pension Benefit Guaranty Corporation (PBGC) with respect to or arising from the maintenance of any such plan. No event has occurred which would permit the PBGC to impose a lien against any of the assets of DMS or any Corporation under Title IV of ERISA.

       (b) Neither DMS or any Corporation nor any of their Affiliates is a party to any pension plan or welfare benefit plan that is a "Multiemployer Plan" within the meaning of section 4001(a)(3) of ERISA. Neither DMS or any Corporation nor any of their Affiliates currently has any liability to make any withdrawal liability payment to any Multiemployer Plan. Neither DMS or any Corporation nor any of their Affiliates is delinquent in making any contributions required to be paid to any Multiemployer Plan. There is no pending dispute between DMS or any Corporation or any of their Affiliates and any Multiemployer Plan concerning payment of contributions or payment of withdrawal liability payments.

       (c) Each Benefit Plan that provides medical benefits has been operated in material compliance with all requirements of sections 601 through 608 of ERISA and either (i) section 162(i)(2) and (k) of the Code and regulations thereunder (prior to 1989) or (ii) Section 4980B of the Code and regulations thereunder (after 1988), relating to the continuation of coverage under certain circumstances in which coverage would otherwise cease. Each Benefit Plan that provides medical or health benefits has been operated in material compliance with all requirements of the Health Insurance Portability and Accountability Act of 1996 to the extent such requirements are effective and currently applicable to such Benefit Plan.

       (d) No plan, fund or program maintained by DMS or any Corporation provides post retirement medical benefits, post retirement death benefits or other post retirement welfare benefits.

       (e) All contributions to, and payments from, the Benefit Plans which may have been required to be made in accordance with the Benefit Plans and, when applicable, section 302 of ERISA or section 412 of the Code, have been timely made. All such contributions to the Benefit Plans, and all payments under the Benefit Plans, except those to be made from a trust qualified under section 401(a) of the Code, for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and to the extent required by GAAP reflected on the Audited Balance Sheet and June 30, 1997 Unaudited Financial Statements. A copy of the most recent actuarial valuation and report for each defined benefit pension plan (other than a Multiemployer
Plan) has been provided to the Buyer. DMS and each Corporation has funded , will fund or will accrue on the Closing Date Balance Sheet for each Benefit Plan to the extent required by and in accordance with its terms through the Closing, including the payment of applicable premiums on any insurance contract funding a Benefit Plan for coverage provided through the Closing.

       (f) Each Benefit Plan is in compliance in all material respects with the presently applicable provisions of ERISA and the Code, including but not limited to the satisfaction of all applicable reporting and disclosure requirements under ERISA and the Code. DMS and each Corporation has filed or caused to be filed with the Internal Revenue Service annual reports on Form 5500 or 5500C and 5500R, as applicable, for each Benefit Plan for all years and periods for which such reports were required. Each of the Benefit Plans has been administered at all times, and in all material respects, in accordance with its terms except that in any case in which any Benefit Plan is currently required to comply with a provision of ERISA or of the Code, but is not yet required to be amended to reflect such provision, it has been administered in accordance with such provision.

       (g) No "prohibited transaction," as defined in section 406 of ERISA and section 4975 of the Code, has occurred in respect of any Benefit Plan which could give rise to any material liability or tax under ERISA or the Code on the part of DMS or any Corporation, and no person acting on behalf of DMS or any Corporation has engaged in any conduct in respect of any Benefit Plan which may result in any excise tax under sections 4971 through 4980B, inclusive, of the Code, or the best of Sellers' knowledge any civil or criminal action brought pursuant to part 5 of Title I of ERISA.

       (h) All of the Benefit Plans which are pension benefit plans have received determination letters from the IRS to the effect that such plans are qualified and exempt from federal income taxes under sections 401(a) and 501(a), respectively, of the Code, as amended; and no determination letter with respect to any Benefit Plan has been revoked nor, to the best knowledge of DMS and each Corporation, has revocation been threatened, nor has any Benefit Plan been amended since the date of its most recent determination letter or application therefor in any request which would adversely affect its qualification and no Benefit Plan has been amended in a manner that would require security to be provided in accordance with section 401(a)(29) of the Code.

       (i) The assets of each Benefit Plan that is subject to Title IV of ERISA will, as of the Closing, be sufficient to pay all "benefit liabilities" as defined in section 4001(a)(16) of ERISA. There shall not be as of the Closing any outstanding unpaid minimum funding waiver within the meaning of section 412(d) of the Code.

       (j) Neither DMS nor any Corporation shall make or cause to be made to any current employee, and there has not been made to any former employee of DMS or any Corporation, any payment in the form of wages or other consideration pursuant to any employment agreement or Benefit Plan that constitute in the aggregate an "excess parachute payment" (within the meaning of Section 280G(b) of the Code) as a consequence in whole or in part of this Agreement.

       (k) There have been no statements or communications made or materials provided to any employee or former employee of DMS or any Corporation by any person (including any Affiliate or any employee, officer or director of any Affiliate) which provide for or could be construed as a contract or promise by DMS or any Corporation to provide for any pension, welfare, or other insurance-type benefits to any such employee or former employee, whether before or after retirement, other than benefits under Benefit Plans set forth on the schedules to this Agreement.

       (l) There are no current or former employees who are (i) absent on a military leave of absence and eligible for rehire under the terms of the Uniformed Services Employment and Reemployment Rights Act, or (ii) absent on a leave of absence under the Family and Medical Leave Act, which in either case would allow any such employee to obtain restoration of any employee benefit plan contributions or accruals related to the period of such leave.

       Section 4.14. Employee Relations. (a) DMS is in materialcompliance with all Requirements of Law respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and is not engaged in any unfair labor practice; (b) no unfair labor practice complaint against DMS is pending before the National Labor Relations Board; ( c) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the best of Sellers' knowledge, threatened against or involving DMS; (d) no representation question exists respecting the employees of DMS; (e) no formal employee grievance is pending and no claim therefore has been asserted; (f) no arbitration proceeding involving five or more employees arising out of or under any collective bargaining agreement is pending and no claim therefore has been asserted; (g) no collective bargaining agreement is currently being negotiated by DMS; and (h) DMS has not experienced any material labor dispute during the last two years.

       Section 4.15. Litigation. There are no actions, suits, or other litigation, legal or administrative proceedings or governmental investigations pending or, to the best of Sellers' knowledge, threatened against or affecting the Corporations, DMS, the Assets, the operation of the DMS Business or any of DMS's employees in their capacity as such or relating to the transactions contemplated by this Agreement. DMS is not subject to any order, judgment, decree, stipulation, or consent of or with any court or other Governmental Authority.

       Section 4.16 Compliance With Laws, Etc. Neither DMS nor any Corporation is or has been in violation or default of any Requirement of Law or any order, judgment, or decree of any court or Governmental Authority applicable to its business or operations.

       Section 4.17.  Environmental Matters.

       (a) Neither DMS nor any Corporation is or has been in material violation of, and none of the Assets (including, without limitation, the real property and improvements thereon subject to the Real Property Lease), violates any applicable Federal, state or local environmental law and to the best of Seller's knowledge no condition or event has occurred which, with notice or the passage of time or both, would constitute a material violation of any Federal, state or local environmental law.

       (b) DMS and the Corporations are in possession of all permits required under any applicable Federal, state or local environmental law for the conduct or operation of its business (or any part thereof), and is in material compliance with all of the requirements and limitations included in such permits.

       (c) Neither DMS nor any Corporation nor any of the Sellers has received written notice from any Governmental Authority or other Person that its facilities, its business or the operation thereof is in violation of any Federal, state or local environmental law or any permit required under any such law.

       (d) Neither DMS nor any Corporation is the subject of Federal, state, local or private litigation or proceedings of which they or any of the Sellers has received written notice involving a demand for damages or other potential liability with respect to violations of Federal, state or local environmental law.

       (e) DMS, the Corporations and their respective predecessors in interest controlled by the Sellers have complied with the filing and reporting requirements under all applicable Federal, state or local environmental laws and have substantially maintained all required data, documentation and records required to be maintained and retained under all Federal, state or local applicable environmental laws.

       Section 4.18. Taxes. (a) DMS and the Corporations have filed all Federal tax returns and reports required by law to be filed by them and all tax returns and reports required by law to be filed in their state, locality or country of organization and in each state, locality or country in which they are required to file any tax return or report (all such tax returns and reports being referred to collectively as "Tax Returns"); and all such Tax Returns are true, correct and complete.

       (b) Sellers, the Corporations and DMS have timely paid all Taxes, assessments and other governmental charges (including any penalties or deficiencies) shown to be due on any such Tax Returns or otherwise levied upon any of their respective properties, assets, income or franchises or with respect to any aspect of their business or operations, other than those not yet delinquent;

       (c) no proceedings or other actions which are still pending or open have been taken against DMS or the Corporations for the assessment or collection of any Taxes for any period for which Federal, state, foreign or local Tax Returns have been filed;

       (d) the charges, accruals and reserves on the books of DMS and the Corporations with respect to Taxes for all fiscal periods are adequate in the opinion of the Sellers; and

       (e) Neither DMS, the Corporations nor any of the Sellers have knowledge of any unpaid assessments for additional Taxes for any fiscal year or tax Lien or of any facts or circumstances in connection with the DMS Business or the Assets which might result in the imposition of additional Taxes or a tax Lien.

       (f) All Taxes required to be withheld by DMS and the Corporations, including but not limited to Taxes arising as a result of payments (or amounts allocable) to foreign partners or to employees of DMS and the Corporations, have been collected and withheld, and have been either paid to the respective governmental agency or authority, set aside in accounts for such purpose, or accrued, reserved against and entered upon the books and records of DMS and the Corporations.

       (g) DMS now qualifies and has since the date of its formation qualified to be treated as a partnership for federal income tax purposes and for Pennsylvania tax purposes and none of DMS, any Seller, or any Corporation or any taxing authority has taken a position inconsistent with such treatment.

       (h) None of the Sellers nor any Corporation is a foreign person within the meaning of Section 1445 of the Code.

       (i) To the extent DMS's or any Corporation's payroll, property or receipts or other factors used in a particular state's apportionment or allocation formula results in an apportionment or allocation of business income to any state other than the Commonwealth of Pennsylvania, DMS or such Corporation has appropriately allocated or apportioned business income to such other states.

       (j) Neither DMS nor any Corporation is currently under any contractual obligation to pay any Taxes of, or with respect to transactions relating to, any other person (including any Seller) or to indemnify any other person (including any Seller) with respect to any Tax.

       (k) Neither DMS, the Corporations, nor any of the Sellers have received written notice that DMS or any Corporation is subject to (i) claims, audits, actions, suits, proceedings, or investigations with respect to any Tax or assessment for which DMS, any Corporation or any Seller could be liable; or (ii) any requests for rulings in respect of any Tax or proposed transaction pending before any Taxing Authority.

       Section 4.19. Insurance. (a) DMS has furnished to Marlton a list of, and true and complete copies of or binders covering, all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, and employees of DMS, each of which is set forth on Schedule 4.19 hereto. There is no claim by DMS pending under any such policies or bonds as to which coverage has been denied or disputed by the insurers or underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and DMS in full compliance with the terms and conditions of all such policies and bonds.

       (b) Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) has been in effect since the date(s) set forth on Schedule 4.19 hereto and remain in full force and effect. Such policies of insurance and bonds cover such risks as Sellers believe are customarily insured against in the industry in the United States and, to the best of Sellers' knowledge, are adequate as to amounts. DMS has not received written notice of any premium increase with respect to any such policies or bonds and, to the best of Sellers' knowledge, there is no threatened termination of any such policies or bonds.

       Section 4.20. Ownership. On the date hereof, Sellers are the record and beneficial owners of the Stock, which constitute all of the issued and outstanding shares of capital stock of the Corporations, and Sellers and the Corporations are the record and beneficial owners of the Interests, which constitute all of the issued and outstanding partnership interests in DMS as more specifically set forth in Section 4.21 below. Sellers have good and marketable and valid title to the Stock, and Sellers and the Corporations have good, marketable and valid title to the Interests, free and clear of all liens, security interests, pledges, negative pledges, encumbrances, restrictions or options (except for any restrictions imposed by the Securities Act). Upon delivery of the certificates representing the Stock to Newco in connection with the Mergerand delivery of duly executed assignments by the Sellers of their directly owned Interests, Newco shall acquire good, marketable and valid title to the Stock and to the Interests, free and clear of all liens, security interests, pledges, negative pledges, encumbrances, restrictions or options (except for any restrictions imposed by the Securities Actor as a result of the ownership of the Stock and the Interests by Newco);

       Section 4.21. Capitalization. The Corporations' and Equivest Development, Inc. III's total authorized capital stock consists of the following number of shares of common stock, with the following par values, of which the following number of shares are currently outstanding. All shares currently outstanding are validly issued, fully paid and non-assessable.


              Corporation               Authorized Shares      Par Value         Shares Outstanding
              -----------               -----------------      ---------         ------------------
       DMS Store Fixtures, Inc.         1.500 Common           $.01 per share           1,500
       DMS G.P. Inc.                    1,500 Common           $.01 per share           1,500
       Equivest Development, Inc. III   1,500 Common           $.01 per share           1,500


       DMS's total authorized equity interests consist of the following, of which the following are currently outstanding, validly issued, fully paid and non-assessable:


              Partnership Interest        Held By                     Percentage Ownership of DMS
              --------------------        -------                     ---------------------------
              General                 DMS G.P. Inc.                           1.0%
              Limited                 DMS Store Fixtures, Inc.                5.0%
              Limited                 Equivest Development, Inc. III          13.66%
              Limited                 Ira Ingerman                            16.917%
              Limited                 Stanley Ginsburg                        16.917%
              Limited                 Lawrence Schan                          47.00%

There are no outstanding options, warrants, conversion privileges, subscriptions, calls, commitments or rights of any character relating to the Stock or Interests, or any other shares of the Corporations' capital stock or partnership or equity interests of DMS.

       Section 4.22. Compensation Arrangements. DMS has delivered to Marlton a correct list showing the names and the employment commencement date of all officers, employees and agents performing services for DMS in connection with its business and the rate of hourly, monthly or annual compensation (as the case may be). Marlton has been provided access to records reflecting amounts paid or to be paid to each such person in the three prior calendar years, any accrued sick leave or vacation and any bonus or similar arrangement with any of them.

       Section 4.23. Relationship With Customers and Suppliers. Marlton has been supplied with an accurate list of DMS's 10 largest customers by dollar volume. None of such customers has given DMS notice terminating, canceling or threatening to terminate or cancel any contract or relationship with DMS and Sellers are not aware of any material deterioration of any such relationship. None of DMS's material suppliers for the past two fiscal years has given DMS notice terminating, canceling or threatening to terminate or cancel any contract or relationship with DMS and Sellers are not aware of any material deterioration of any such relationship.

       Section 4.24. Transactions with Affiliates. Except for the Real Property Lease, no employee or affiliate of DMS or any Corporation, nor any officer or director of DMS or any Corporation or any affiliate thereof, (i) owns or has a material interest in any asset used by DMS or any Corporation in the operation of the DMS Business, (ii) has any direct or indirect interest of any nature whatsoever in any person which markets or provides the same type of services as those which DMS will provide through the DMS Business, (iii) provides or causes to be provided any assets, services or facilities used or held for use in connection with the DMS Business.

       Section 4.25. Liabilities. At Closing, DMS shall have no Liens, liabilities or obligations of any kind or nature, whether absolute, contingent, accrued or otherwise, except for those

       (a) reflected on the audited balance sheet of DMS at December 27, 1996 delivered pursuant to Section 6.05 hereof (the "Audited Balance Sheet") or not required to be so reflected in accordance with GAAP;

       (b) Liens, liabilities or obligations of DMS which arise under the terms of a Contract or other commitment which is disclosed in Schedule 4.11 hereto or which, pursuant to Section 4.11 hereof, is not required to be disclosed in said Schedule ; and

       (c) Liens, liabilities or obligations of DMS incurred in accordance with the ordinary course of business since December 27, 1996.

       Section 4.26. Single Purpose. Each of the Corporations (i) owns and has owned no assets other than its respective Interest, (ii) has and has had no Liens, liabilities obligations other than those set forth in the Partnership Agreement of DMS directly related to its respective Interests, (iii) has and has had no business operations or activities other than its ownership of its respective Interest, and (iv) has and has had no subsidiaries nor equity ownership of another entity, other than its respective Interest.

       Section 4.27. Disclosure. Neither this Agreement nor any certificate delivered in accordance with the terms hereof nor any written information specifically required to be provided pursuant to the terms of this Agreementcontains any untrue statement of a material fact, or omits any statement of a material fact necessary in order to make the statement contained herein or therein, in light of the circumstances in which they were made, not misleading.

       Section 4.28. Investment Intent. Sellers are acquiring the Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same. At Closing, each Seller (and any other recipient of Shares as provided in Section 3.03(b)) will execute and deliver an investment representation letter in the form set forth in Schedule 4.28.

                                    ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF MARLTON

       Marlton represents and warrants to Sellers as follows:

       Section 5.01. Due Incorporation; Power and Authority. Marlton (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey; (ii) has all requisite corporate power and authority to cause Newco to acquire the Interests and the Stock, to continue the DMS Business, to execute and deliver this Agreement and to perform its obligations hereunder; and (iii) has taken all necessary corporate action to authorize the execution and delivery of this Agreement.

       Section 5.02. Approvals, Consents, Etc. No consent, approval, notification, authorization or order of, or declaration, filing or registration with, or waiver or other action by any Governmental Authority or other Person (other than the approval of the shareholders of Marlton) is required to be obtained or made by Marlton in connection with execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

       Section 5.03. SEC Reports. Marlton has previously provided the Sellers with copies of its Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, (collectively, the "SEC Reports"). Each of the financial statements (including the related notes) included in the SEC Reports has been prepared in accordance with generally accepted accounting principles consistently applied during the periods involved (except as otherwise noted therein and except that the quarterly financial statements do not contain all of the footnote disclosures required by generally accepted accounting principles) and fairly present the financial position of Buyer as of the date thereof and its result of operation and cash flows for the periods then ended.

       Section 5.04. Non-Contravention. The execution, delivery and performance by Marlton of this Agreement does not and the consummation of the transactions contemplated hereby does not and will not: (i) violate or conflict with any provision of the articles of incorporation, bylaws or other constituent documents of Marlton; (ii) conflict with or violate any Requirement of Law binding upon or applicable to Marlton; (iii) violate, or result in the lapse of time and/or the giving of notice, a violation of, or give rise to any right of termination, cancellation or acceleration of any material right or obligation of Marlton or to a loss of any material benefit to which Marlton is entitled under any provision of any contract to which Marlton is a party or by which it is bound or any asset in the nature of a license, franchise, permit or similar authorization held by Marlton; or (iv) result in the creation or imposition of any Lien on any property or asset of Marlton except as may be provided in this Ageement.

       Secton 5.05 Investment Intent. Newco is acquiring the Stock and the Interests for investment and not with a view toward, or for sale in connecton with, any distribution thereof, nor with any present intention of distributing or selling the same.

                                   ARTICLE VI

                              COVENANTS OF SELLERS

       The Sellers, jointly and severally, agree that from the date hereof to the Closing Date:

       Section 6.01. Conduct of Business. (a) Sellers shall cause DMS to conduct the DMS Business and operations only according to its normal course of business consistent with past practices and will use their best efforts to preserve intact its business organization and keep available the services of its employees and maintain satisfactory relationships with suppliers, customer and other having a business relationship with it.

       (b) Except as provided in Section 6.01(a) hereof, DMS shall:

             (i) Pay all of DMS's liabilities and obligation with respect to the DMS Business and the Assets in the ordinary course as such liabilities and obligation become due, except for those, which shall be or are contested in good faith by DMS;

             (ii) Maintain each of the items comprising the Assets in their present operating conditions and repair, ordinary wear and tear excepted;

             (iii)Perform obligations under Contracts relating to or affecting the Assets or the DMS Business consistent with past business practices;

             (iv) Not sell or acquire any asset in excess of $10,000 except in the ordinary course of business;

             (v) Not issue or incur additional indebtedness for borrowed money or amend or otherwise modify any agreement evidencing any indebtedness for borrowed money other than in such amount and upon such terms as are in the ordinary course of business consistent with past practices;

             (vi) Not assume, guarantee, endorse or otherwise become responsible for the obligations of any other Person or make any loans or advance to any Person;

             (vii) Not mortgage, pledge, or otherwise encumber any of its properties or assets, except in the ordinary course of business consistent with past practices;

             (viii) Not make any investment in any Person either by purchasing stock, securities or assets, contributing to capital, transferring property or otherwise making an investment;

             (ix) Not make any commitments in excess of $10,000 for capital expenditures;

             (x) Not increase in any manner the compensation of any of its employees, pay or agree to pay any pension or retirement allowance not required by any existing plan or agreement or applicable law to any employee, or enter into or amend any employment agreement or any incentive compensation, profit sharing, saving, consulting, deferred compensation, retirement, pension or other "fringe benefit" plan or arrangement with or for the benefit of any employee or other Person, other than in the ordinary course of business, consistent with past practice;

             (xi) Not agree that any insurance policy in effect on the date hereof naming it as a beneficiary or a loss payee may be canceled or terminated or allow any of the coverage thereunder to lapse unless simultaneously with such termination, cancellation or lapse, notice is given to Buyer of replacement policies providing substantially the same coverage are obtained;

             (xii)Not cancel, or make any material amendment or modification to, any Contract set forth on Schedule 4.11 or the Real Property Lease, except in the ordinary course of business or pursuant to change orders customary to the type of Contract thereby amended or modified;

             (xiii) Not amend any provision of its agreement of limited partnership or other constituent document (other than as required pursuant to this Agreement or as previously agreed to by Buyer and Sellers);

             (xiv)Not make any material change in DMS's accounting methods or principles (including, without limitation, those regarding the establishment or accrual of reserves) except as required by GAAP;

             (xv) Make any distribution to the partners of DMS other than those contemplated by Section 4.05(xiii) hereof, to the extent not completed prior to the date hereof; or

             (xvi)Not enter into any agreement to do any of the things described in clause (i) through (xv) above.

       (c) The Corporations will maintain their corporate existence and shall not engage in any business or activities other than their ownership of their respective Interests.

       Section 6.02. Exclusive Dealing. From and after the date hereof until the Closing or the earlier termination of this Agreement pursuant to Article XI hereof, neither DMS, any Corporation nor any of the Sellers shall (a) solicit or initiate discussions or engage in negotiations with any Person other than Marlton (whether such negotiations are initiated by DMS, any Corporation, the Sellers or otherwise), with respect to the possible acquisition of the DMS Business, whether through the acquisition of all or substantially all of the Assets, Interests or Stock, by merger or consolidation or purchase of the general and limited partnership interest by such Person or otherwise, (b) provide any information with respect to DMS to any Person, other than Marlton, relating to any possible acquisition as described hereinabove by such Person or
(c) enter into a transaction with any Person, other than Marlton, concerning the possible acquisition of the Assets or securities of DMS by such Person.

       Section 6.03. Access to Information. From and after the date hereof, Sellers will provide Marlton, its counsel, accountants and other representatives full access to all of the facilities, properties, books, Contracts, commitments and records of DMS as Marlton may reasonably request and cause its employees to be available to Marlton during normal business hours as Marlton shall from time to time reasonably request in order to permit Marlton to conduct and complete such review of DMS as Marlton shall desire.

       Section 6.04. Consents and Approvals. DMS, each Corporation and each of the Sellers will obtain all necessary consents and approvals to the performance of this Agreement and the transactions contemplated hereby. To the extent that any of the Assets (other than the Real Property Lease) is not assignable or transferable without the consent or approval of another party, DMS and the Sellers shall use their best efforts to obtain the appropriate consent or approval and, for any obtained, shall provide to Marlton evidence of such consent or approval. DMS, each Corporation and each of the Sellers will make all filings, application, statements and reports, and provide all notices, to all Governmental Authorities or other Persons which are required to be made prior to the Closing Date by or on behalf of Sellers, the Corporations or DMS pursuant to any applicable Requirement of Law or otherwise in connection with this Agreement and the transactions contemplated hereby. Sellers shall cause the landlord under the Real Property Lease for the King of Prussia, PA facility to agree that Newco shall continue as the tenant thereunder and to consent to the transactions contemplated by this Agreement.

       Section 6.05. Proxy Information. Sellers and DMS shall proceed expeditiously to prepare and furnish to Marlton all information reasonably requested by Marlton for completion of a proxy statement, and financial statements including balance sheets as of December 29, 1995 and December 27, 1996, and income statements for the three years ended December 27, 1996, audited by Mantas, Ohliger, McGary and Quinn, P.C. in accordance with GAAP (collectively, the "Financial Statements"), unaudited summary financial information prepared in accordance with GAAP and certified by DMS's chief financial officer pursuant to Item 301 of Regulation S-K and the discussion pursuant to Item 303 of Regulation S-K for inclusion in the Proxy Statement; provided, however, that the cost of preparation of such audited financial shall be borne by Marlton.


                                   ARTICLE VII

                              COVENANTS OF MARLTON

       Marlton agrees as follows:

       Section 7.01. Corporate Action. From the date hereof to the Closing Date, Marlton will use its best efforts to take all necessary corporate action required to fulfill its respective obligations and to cause Newco to fulfill its respective obligations under this Agreement and the transaction contemplated hereby.

       Section 7.02. Consents and Approvals. From the date hereof to the Closing Date, Marlton will use its best efforts to obtain all necessary consents and approvals to the performance of its obligations under this Agreement and the transactions contemplated hereby. Marlton shall make all filings, application, statements and reports, and provide all notices, to all Governmental Authorities or other Persons which are required to be made prior to the Closing Date by or on behalf of Marlton pursuant to any applicable Requirements of Law or otherwise in connection with this Agreement and the transactions contemplated hereby.

             Section 7.03. Approvals. (a) Marlton covenants and agrees that until such time as the Condition set forth in Section 3.02 is satisfied or by its terms expires, Marlton shall not, without the consent of the designated representative of the Sellers (i) enter into any agreement to acquire any other business enterprise (whether by means of merger, purchase of a controlling interest in stock or all or substantially all of the assets of such business) which competes in the same geographical and business areas and which is reasonably likely to cause then existing customers of Newco or customers then being actively solicited by Newco to terminate their relationship with Newco in order to conduct business with such other business enterprise, (ii) amend Marlton's Articles of Incorporation or Bylaws in a manner detrimental to Sellers' ability to fulfill the Condition; (iii) make any material change in the nature of Marlton's business, i.e., enter into any business unrelated to Marlton's business as of the date of Closing, (iv) acquire substantial entities or sell substantial assets or businesses of Marlton, with "substantial" meaning a sales or purchase price greater than $2,500,000 (whether in cash, assets and/or securities); (v) incur debt in excess $2,500,000 (excluding the then outstanding balance of the Term Loan), other than to finance operations, or (vi) replace the Chief Executive Officer of Marlton, except for "Cause" as defined in his Employment Agreement.

             (b) Marlton covenants and agrees that until such time as the Condition set forth in Section 3.02 is satisfied or by its terms expires, Marlton shall not, without the consent of the Chief Executive Officer of Newco (or in the event of his death or disability, the designated representative of the Sellers), (i) make any change in the reporting relationships of Newco employees; (ii) hire or fire Newco employees, other than firings for "Cause" as might be defined in applicable employment agreements; (iii) make any Newco capital expenditures, expansions, sale or purchase of assets or businesses borrowings; or (iv) make any material changes in Newco sales and marketing strategies, employment arrangements and practices, or manufacturing policies and practices. These approval rights will be suspended after any full fiscal year in which Newco has earnings before taxes of less than $1,000,000, and will be reinstated after any full fiscal year thereafter in which Newco has earnings before taxes of $1,000,000 or more.

             (c) Sellers hereby designate Ira Ingerman as their designated representative to exercise the rights set forth in Section 7.03(a) above. Marlton shall be entitled to rely on any consent or authorization given by Ira Ingerman until such time as Marlton receives written notice, executed by all of the Sellers, appointing a new designated representative, provided any consent or authorization previously given by Ira Ingerman shall not be rescinded or modified thereafter by the new designated representative. In the event of the death or disability of Ira Ingerman, the Sellers hereby designate Stanley Ginsburg as the successor designated representative.

       Section 7.04. Registration Rights. (a) Unless and until otherwise permitted, each certificate for common stock representing Shares or Contingent Shares (collectively, the "Securities"), and each certificate for common stock issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

       "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITES ACT OF 1933 NOR ANY STATE SECURITIES ACT AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM AND ARE SUBJECT TO THE CONDITIONS SPECIFIED IN A PURCHASE AGREEMENT DATED AS OF JULY 18, 1997, AMONG MARLTON TECHNOLOGIES, INC. (THE "COMPANY") AND CERTAIN PARTNERS OF DMS STORE FIXTURES, L.P. NO TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BE FUFILLED. A COPY OF THE SAID AGREEMENT IS ON FILE WITH THE SECRETARY OF THE COMPANY. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO INDEMNIFY AND HOLD THE COMPANY HARMLESS AGAINST LOSS OR LIABILITY ARISING FROM THE DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IN VIOLATION OF SUCH PROVISIONS."

       (b) Prior to any transfer or attempted transfer of any Securities, the holder thereof shall give written notice to Marlton of such holder's intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail (including, with limitation, the number of Securities).

       (c) Marlton covenants that it will use its best efforts to file the reports required to be filed by it under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulation adopted by the Commission thereunder, and it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, if applicable to the sale of Securities or (ii) any similar rule or regulation hereafter adopted by the Commission. Upon the request from time to time of any holder of Securities, Marlton will deliver to such holder a written statement as to whether Buyer has complied with such information and requirements.

       (d) If at any time after the date three years after Closing, Marlton shall receive a written request (specifying that it is being made pursuant to this Section 7.04) from Sellers holding at least 51% of the Securities that Marlton file a registration statement under the Securities Act covering the registration for the offer and sale of Securities, then as soon as practicable thereafter, Marlton shall use its best efforts to cause all such Securities to be registered under the Securities Act. The Sellers shall not be entitled to require Marlton to cause to become effective more than three registration statements pursuant to which Securities are sold pursuant to this Section; provided that the second and third registrations qualify for registration on Form S-3 or other comparable short form registration, and further provided that the Sellers agree to pay all filing and related expenses for the second and third registration to the extent such expenses exceed $20,000 per registration.

       (e) Marlton agrees that if at any time Marlton proposes to register any of its securities under the Act, either for its own account or for the account of others (unless already covered by subsection (d) hereof), in connection with the public offering of such securities solely for cash, on a registration form that would also permit the registration of Securities and other than a registration relating solely to employee benefit plans, or a registration relating solely to a Commission Rule 145 transaction, or a registration on any registration form which does not permit secondary sale or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Securities, Marlton shall, each such time, promptly give each Seller written notice of such proposal. Upon the written request of each Seller given within thirty (30) days after mailing of any such notice by Marlton, Marlton shall use its best efforts to cause to be included in such registration under the Securities Act all the Securities that each Seller has requested be registered, provided that Marlton shall have the right to postpone or withdraw any registration effected pursuant to this Section without obligation to any Seller. Marlton may reduce or eliminate the number of shares of Securities to be registered by such Sellers if the investment banker engaged by Marlton in connection with such offering determines that registration of such Securities would interfere with or be detrimental to such offering, and such investment banker shall give written notice (the "Banker Determination Notice") of such determination to such Seller, setting forth in reasonable detail the reasons for such determination. In such event Marlton, upon written notice to such Seller shall have the right to limit such Securities to be registered, if any, to the largest number which would not, in the opinion of such investment banker, result in such interference or detriment or, if any number would result in such interference or detriment, to exclude from such registration all such Securities. Such limitation shall be applied to each such Seller pro rata in respect of the number of shares subject to such request or proposed for registration, as the case may be. No Securities excluded from the registration by reason of the Banker Determination Notice shall be included in such registration.

       (f) Notwithstanding subsections (d) and (e), Marlton shall not be obligated to effect the filing of a registration (i) during the period starting with the date ninety (90) days prior to Marlton's estimated date of filing of, and ending on a date one hundred eighty (180) days following the effective date of, a registration statement pertaining to a public offering of securities for the account of Marlton, provided that Marlton is actively employing in good faith all reasonable efforts to cause such registration statement to become effective and that, in the good faith judgment of Marlton's underwriter for an underwritten offering or Marlton's Board of Directors for a non-underwritten offering, an offering pursuant to such a registration statement would interfere with the successful marketing (including pricing) of the securities to be included in Marlton's proposed registration statement or (ii) if Marlton's Board of Directors shall determine in good faith that such filing will interfere with a pending or contemplated financing, merger, sale or assets, recapitalization or other similar corporate action of Marlton. In the event of any such postponement, Marlton shall file such registration statement as promptly as practicable following (x) 180 days after the effective date of the registration statement with respect to the offering referred to in clause (i) above, or (y) the date on which the transactions referred to in clause (ii) above shall have been completed or abandoned as the case may be.

       (g) Marlton shall use its best efforts to prepare for filing with the Commission and the securities commissions of such States as are reasonably requested by such holders (provided, however, that in no event shall Marlton be required to file a general consent to service of process in such states), such amendments or supplements to the registration statements referred to in this
Section 7.04 as may be necessary to keep such registration statements effective and to comply with the provisions of the Securities Act with respect to the sale of Securities for a period of three months after the effective date of the aforesaid registration statements.

             (h) In the event the registration rights set forth in this Section
7.04 above are exercised, Marlton shall furnish each selling holder of Securities such copies of the preliminary and final prospectus and such other documents as such holder may reasonably request to facilitate the public offering of such holder's Securities. In no event, however, shall Marlton be responsible for any discounts or commissions of brokers in respect of the Securities.

       Section 7.05. Name Change. Following Closing, Marlton will cause Newco to change its name to "DMS Store Fixtures, Inc." or another substantially similar name.

       Section 7.06. Listing. Marlton will take all action necessary to list the Shares and the Contingent Shares with the American Stock Exchange, or such other primary exchange on which Marlton shall from time to time be listed.

                                  ARTICLE VIII
                            COVENANTS OF ALL PARTIES

       Section 8.01. Certain Filings. Each party hereto shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

       Section 8.02. Confidentiality. Each party hereto shall take all reasonable precautions to maintain the confidentiality of any nonpublic information concerning the other parties or any Affiliate of the other parties provided to or discovered by it or its representatives and shall not use any such information except in furtherance of the transactions contemplated hereby or (except as may otherwise be required by any applicable Requirement of Law) disclose such information to anyone other than (a) those people directly involved in the investigation and negotiations pertaining to the transactions contemplated hereby, including without limitation, attorneys, accountants, financial advisors and similar representatives, (b) such lenders or investors as may be necessary to finance the transactions contemplated hereby, and (c) such Persons or Governmental Authorities whose consents or approvals may be necessary or to whom notice need be given, to permit consummation of the transactions contemplated hereby. Each party further agrees that in the event that the transactions contemplated hereby shall not be consummated, it will return all documents and records obtained by it, its representatives or agents from the other party during the course of its investigation or negotiations pertaining to the transactions contemplated hereby and all copies thereof, and will use its best efforts to cause all information with respect to such other party and its businesses which it obtained pursuant to this Agreement or preliminarily thereto to be kept confidential (unless and until the information is in the public domain (other than as the result of a breach of this Section 8.02) or available from a third party under which no confidentiality restriction would be breached). Notwithstanding anything to the contrary in this Agreement, this
Section 8.02 shall survive the termination of this Agreement.

       Section 8.03. Public Announcements. Until such time as may be mutually agreed upon by the parties to this Agreement, neither Marlton nor Sellers shall, without the approval of the other parties, make or cause to be made any press release or other public announcement that directly or indirectly discloses the transactions contemplated by this Agreement, except as and to the extent required by any applicable Requirement of Law.

       Section 8.04. Notice of Certain Events. Each party hereto shall promptly notify the other parties hereof of:

             (i) any notice or other communication from any person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

             (ii) any notice or other communication from any Governmental Agency in connection with the transactions contemplated hereby; and

             (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting Buyer, the Corporations, DMS or any of the Sellers which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant hereto or which relate to the consummation of the transactions contemplated hereby.

       Section 8.05. Best Efforts. Each of the parties hereto shall use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including (i) using reasonable best efforts to remove any legal impediment to the consummation or effectiveness of such transactions and (ii) using reasonable best efforts to obtain all necessary waivers, consents and approvals of all third parties and governmental bodies.

       Section 8.06. Proxy Statement. As soon as reasonably practicable, Marlton shall prepare and file with the Commission a proxy statement (the "Proxy Statement") under the Exchange Act, and shall use its best efforts to obtain a favorable "fairness" opinion of Legg Mason.

       Section 8.07. Stockholders' Approval. As soon as reasonably practicable, Marlton shall call a meeting of its stockholders for the purpose of obtaining approval of the transactions contemplated by this Agreement.

       Section 8.08. Employees. For the period from the Closing until such time as the Condition set forth in Section 3.02 is satisfied or by its terms expires,
(i) Newco shall employ the persons who are in the employ of DMS on the Closing Date; (ii) the organizational structure of DMS will remain in existence; (iii) Lawrence Schan will report to Stanley Ginsburg, and Stanley Ginsburg and Ira Ingerman will report to the Chief Executive Officer of Marlton; and (iv) in the event Stanley Ginsburg or Ira Ingerman are no longer employed by Newco, the Chief Executive Officer of Marlton will become the Chairman or Co-Chairman of Newco.

                                   ARTICLE IX
                       CONDITIONS TO MARLTON'S OBLIGATIONS

       The obligations of Marlton under this Agreement to consummate the transactions contemplated hereby are, at the option of Marlton, subject to satisfaction of the following conditions precedent on or before the Closing
Date:

       Section 9.01. Representations and Warranties True and Correct. The representations and warranties of Sellers contained in this Agreement or in any certificate or document delivered pursuant hereto shall be true and correct on and as of the Closing Date as though made as of that date, and Sellers shall have delivered to Marlton a certificate to that effect.

       Section 9.02. Compliance with Covenants and Agreements. Sellers and DMS shall have in all material respects (i) performed all obligations and agreements and (ii) complied with all covenants contained in this Agreement to be performed or complied with by them on or prior to the Closing Date.

       Section 9.03. Consents and Approvals. All necessary approvals to the consummation of the transactions contemplated by this Agreement shall have been obtained of any Governmental Authority or other Person.

       Section 9.04. Delivery of Documents from Sellers. Sellers shall have delivered to Marlton the documents and other items specified in Section 11.02.

       Section 9.05. Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall have been instituted and not discharged which would enjoin, restrain or prohibit, or is reasonably likely to result in substantial damages in respect of, this Agreement or the complete consummation of the transactions contemplated hereby, and which could, in the reasonable judgment of counsel to Sellers or counsel to Marlton, make it inadvisable to consummate such transactions, and no order or decree of any court shall have been entered in any action or proceeding which enjoins, restrains or prohibits this Agreement or the complete consummation of the transactions contemplated hereby.

       Section 9.06. Employment Agreements. On the Closing Date, the Employees shall have executed and delivered the Employment Agreements.

       Section 9.07. Stockholders' Approval. Stockholders of Marlton holding at least two thirds of the stockholders votes cast on the matter shall have approved the transactions contemplated hereby at a duly called and conducted meeting of stockholders of Marlton.

       Section 9.08. Fairness Opinion. Marlton shall have received a "fairness" opinion dated as of the date of Closing from Legg Mason satisfactory to Marlton with respect to the transactions contemplated hereby.

       Section 9.09. Assignment of Contracts. All authorizations, consents, waivers and approvals as may be required in connection with the Contracts, agreements, licenses, leases, sales orders, purchase orders and other commitments listed on Schedule 4.11 (including, without limitation, the Real Property Lease) shall have been obtained.

       Section 9.10. Organization Continuity. Between the date hereof and the Closing Date, there shall not have been any substantial reduction in the key managerial and sales employees of DMS.

       Section 9.11. Opinion of Counsel for Sellers. Marlton shall have received the opinion referred to in Section 11.02.

       Section 9.12. Delivery of Financial Statements. Marlton shall have received the Financial Statements in a form reasonably satisfactory to Coopers & Lybrand, and there shall be no material differences between the Financial Statements and the Unaudited Financial Statements.

       Section 9.13. Net Worth. DMS shall have a Tangible Net Worth of at least $5,500,000, DMS's assets and liabilities shall be substantially the same as those set forth on the Audited Balance Sheet, and there shall have been no material adverse changes in the business or prospects of DMS since December 31, 1996.

       Section 9.14. Bank Matters. Marlton shall have entered into the Term Loan and Line of Credit.

                                    ARTICLE X
                       CONDITIONS TO SELLERS' OBLIGATIONS

       The obligations of Sellers under this Agreement to consummate the transactions contemplated hereby are, at the option of Sellers, subject to satisfaction of the following conditions precedent on or before the Closing Date.

       Section 10.01. Representations and Warranties True and Correct. The representations and warranties of Buyer contained in this Agreement or in any certificate or document delivered pursuant hereto shall be true and correct on and as of the Closing date as though made as of that date, and Marlton shall have delivered to Sellers certificates to that effect.

       Section 10.02. Compliance With Covenants and Agreements. Marlton shall have in all material respects (i) performed all obligations and agreements and
(ii) complied with all covenants contained in this Agreement to be performed or complied with by Marlton on or prior to the Closing Date.

       Section 10.03. Consents and Approvals. All necessary approvals shall have been obtained of any Governmental Agency or other Person to the consummation of the transactions contemplated by this Agreement.

       Section 10.04. Delivery of Documents from Marlton. Marlton shall have delivered to Seller the documents and other items specified in Section 11.03.

       Section 10.05. Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall have been instituted and not discharged which would enjoin, restrain or prohibit, or is reasonably likely to result in substantial damages in respect of, this Agreement or the complete consummation of the transactions contemplated hereby, and which could, in the reasonable judgment of counsel to Sellers or counsel to Marlton, make it inadvisable to consummate such transactions, and no order or decree of any court shall have been entered in any action or proceeding which enjoins, restrains or prohibits this Agreement or the complete consummation of the transactions contemplated hereby.

       Section 10.06 Opinion of Counsel for Marlton. Seller shall have received the opinion referred to in Section 11.03.

       Section 10.07. Bank Matters. Marlton shall have entered into the Term Loan and Line of Credit.


                                   ARTICLE XI
                                     CLOSING

       Section 11.01. Closing Date. The Closing of the transactions contemplated by this Agreement shall take place within five days after the conditions to Closing set forth in Articles IX and X have been satisfied (but not prior to September 30, 1997 without the prior written consent of Sellers), subject to any extensions as are mutually agreed upon by the Sellers and Marlton (the "Closing Date"). The Closing shall occur at the offices of Pepper, Hamilton & Sheetz LLP, or at such other date and time or at such other place as the parties hereto may agree, but in no event later than December 31, 1997.

       Section 11.02. Deliveries by Sellers at Closing. At the Closing, Sellers will deliver to Marlton the following documents and other items, each of which shall be in form and substance satisfactory to Marlton and its special counsel:

             (i) A favorable opinion, dated the Closing Date, of Morgan, Lewis & Bockius LLP, counsel for Sellers, in form reasonably satisfactory to Marlton and its counsel, with respect to the matters set forth in Sections 4.01(i) and (ii), 4.02, 4.03(i) and (ii) to its knowledge and 4.15 to its knowledge of this Agreement.

             (ii) Instruments of transfer and assignment sufficient in the reasonable judgment of counsel to Marlton to transfer title to the Interests and Stock to Newco.

             (iii) An officer's certificate, signed by the President or any Vice President of DMS G.P. Inc., the corporate general partner of DMS ("GP"), and each of the Partners, respectively certifying as to compliance by DMS with Sections 9.01 and 9.02.

             (iv) A secretary's certificate of GP, signed by its Secretary or Treasurer and its President or any Vice President, as to: (A) DMS's agreement of limited partnership; (B) the resolutions of its Board of Directors adopting and approving any agreements relating to the transactions contemplated herein; and
(C) the names, offices and signatures of its officers executing any documents in connection with the transactions contemplated herein.

       Section 11.03. Deliveries by Marlton at Closing. At the Closing, Marlton, as the case may be, shall deliver to cause or cause to be delivered to Sellers the following documents and other items, each of which shall be in form and substance reasonably satisfactory to Sellers and their counsel:

             (i) The Cash Payment as specified pursuant to Section 3.01(i), subject to the escrow set forth in Section 3.05.

             (ii) The Shares as specified pursuant to Section 3.01(ii).

             (iii) An officer's certificate, signed by the President or any Vice President of Marlton certifying as to compliance by Marlton with Sections 10.01 and 10.02 and the absence of any material litigation affecting Marlton or the consummation by Marlton of the transactions contemplated by this Agreement.

             (vii) A secretary's certificate of Marlton, signed by its Secretary or Treasurer and its President or any Vice President, as to: (A) its certificate of incorporation and by-laws; (B) the resolutions of its Board of Directors adopting and approving any agreements relating to the transactions contemplated herein; and (c) the names, offices and signatures of its officers executing any documents in connection with the transactions contemplated herein.

             (viii) A favorable opinion, dated the Closing Date, of Pepper, Hamilton & Sheetz LLP, counsel for Marlton, in form reasonably satisfactory to Sellers and their counsel, to the effect that Buyer (i) is a corporation validly existing under the laws of the State of New Jersey; (ii) has all requisite corporate power and authority to execute and deliver this Agreement; and (iii) has taken all necessary corporate action to authorize the execution and delivery of this Agreement.

       Section 11.04. Execution and Delivery of Employment Agreements. At the Closing, each of the Employees shall execute and deliver to Newco his respective Employment Agreement and Newco shall execute and deliver the same to each of the Employees, respectively.

                                   ARTICLE XII

                                   TERMINATION

       Section 12.01. Termination. This Agreement may be terminated at any time prior to the Closing:

             (i) by mutual written agreement of the parties hereto;

             (ii) by either Sellers or Marlton if consummation of the transactions contemplated hereby shall not occur on or prior toDecember 31, 1997;

             (iii) by the Marlton, if the conditions set forth in Article IX are not satisfied as of the Closing Date for any reason other than those which relate solely to the acts or omissions of Marlton;

             (iv) by the Sellers, if the conditions set forth in Article X are not satisfied as of the Closing Date for any reason other than those which relate solely to the acts or omissions of Sellers.

       The party desiring to terminate this Agreement pursuant to clauses (ii),
(iii) or (iv) shall give notice of such termination to the other parties.

       Section 12.02. Effect of Termination. Except as otherwise provided in
Section 14.01, if this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party of this Agreement.

                                  ARTICLE XIII

                           SURVIVAL; INDEMINIFICATION

       Section 13.01. Survival. All representations and warranties set forth in this Agreement shall survive the Closing and shall remain in full force and effect until 180 days after the first anniversary of the Closing Date except for
(i) those representations and warranties contained in Section 4.18 which shall survive until 90 days following the expiration of the applicable stature of limitations governing the collection of Taxes by appropriate taxing authority and (ii) the representations and warranties set forth in Sections 4.01, 4.07(i), 4.20, 5.01, 5.02 and 5.03, each of which shall survive without limitation. The covenants set forth herein shall terminate as of the Closing (other than Section 8.08, which shall survive the Closing) or until such later time as any covenant shall explicitly state.

       Section 13.02. Indemnification. To the extent provided in this Article
XIII: Sellers severally (to the extent of the consideration received by such Seller) shall indemnify and hold Buyer harmless from and against any and all losses, damages, liabilities, claims, demands, judgments, settlements, costs and expenses (including reasonable attorney's fees) of any nature whatsoever (individually, a "Loss" and collectively, "Losses") sustained by Marlton, the Corporations or Newco, resulting from or arising out of (i) any breach of any representation or warranty of the indemnifying party contained in this Agreement, or (ii) the nonperformance, whether partial or total, of any covenant or agreement of the indemnifying party contained in this Agreement.

       Section 13.03. Limitation or Indemnification. (a) Sellers shall indemnify Marlton with respect to the matters set forth in Section 13.02 for any Loss up to the maximum amount of the Purchase Price.

       (b) Except for any liabilities which should have been reflected in accordance with GAAP in the Audited Financial Statements and which if so reflected would have caused the DMS Tangible Net Worth to be less than $5,500,000 on the Closing Date (as to which Sellers shall fully indemnify Marlton), no Loss resulting from or arising out of a breach of the representations set forth in Article IV, shall be deemed to have occurred unless and until all such Losses exceed an aggregate of $100,000 and then only to the extent of such excess.

       Section 13.04. Time Limit on Litigation Claims and Claims in Respect of Breach of Representations and Warranties. Marlton shall not be entitled to make any claim for indemnification under Section 13.02, with respect to the breach of any representation and warranty contained in this agreement, after the date on which such representation and warranty ceases to survive pursuant to Section
13.01 of this Article XIII. Provided that a claim with respect to a breach of representation or warranty is timely made, it may continue to be asserted beyond the survival date set forth in Section 13.01 with respect to the representation or warranty to which such claim relates.

       Section 13.05. Third Party Claims. If a claim is made by a third party against Newco, the Corporations or Marlton after the Closing Date, and if Marlton intends to seek indemnity with respect thereto (or to include the amount of the Loss in respect to such claim for purposes of determining whether aggregate Losses exceed the Basket Amount) under this Article XIII, Marlton shall promptly (and in any case within forty-five (45) days of such claim being made) notify the indemnifying party of such claim. The indemnifying party shall have forty-five (45) days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its sole expense, the settlement or defense thereof, and Marlton shall cooperate with it in connection therewith; provided that:

             (i) the indemnifying party shall permit Marlton to participate in such settlement or defense through counsel chosen by Marlton, provided that the fees and expenses of such counsel shall be borne by Marlton;

             (ii) the indemnifying party shall promptly reimburse Marlton for the full amount of any Loss resulting from such claim, subject to the limitation on indemnification set forth in Section 13.03;

             (iii) the indemnifying party shall obtain the prior written approval of Marlton before entering into any settlement of such claim or ceasing to defend against such claim if, pursuant to or as a result of such claim or ceasing to defend against such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief would be imposed against Marlton;

             (iv) the indemnifying party shall not consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to Marlton, the Corporations and Newco of a release from all liability in respect of such claim; and

             (v) the indemnifying party shall not be entitled to control, and Marlton shall be entitled to have sole control over, the defense or settlement of that portion of any claim which seeks an order, injunction or other equitable relief against Newco which, if successful, could materially interfere with the business, operations, assets, condition (financial or otherwise) or prospects of Newco; provided, however, that in connection with the defense or settlement of the portion of such claim which seeks equitable relief, Marlton shall use its reasonable best efforts to limit the liability of the indemnifying party for the damages portion of such claim.

       So long as the indemnifying party is reasonably contesting any such claim in good faith, Marlton shall not pay or settle any such claim. Notwithstanding the foregoing, Marlton shall have the right to pay or settle any such claim, provided that in such event it shall waive any right to indemnity therefor by the indemnifying party. If the indemnifying party does not notify Marlton within forty-five (45) days after the receipt of Marlton's notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, Marlton shall have the right to contest, settle or compromise the claim in the exercise of its reasonable judgment at the expense (including reasonable attorney's fees) of the indemnifying party. If (i) Marlton and the indemnifying party agree that Marlton shall contest, settle or compromise the claim or (ii) Marlton shall have the right to contest, settle or compromise the claim by reason of the previous sentence, (A) Marlton shall use its best efforts to contest, settle or compromise the claim and shall keep the indemnifying party apprised of the status of such contest, settlement or compromise, (B) the indemnifying party can elect at any time to participate in such contest, settlement or compromise and
(C) prior to Marlton agreeing to settle or compromise any such claim Marlton shall seek the consent of the indemnifying party to such settlement or compromise.

       Section 13.06. Offset. In the event that Marlton shall be entitled to indemnification under Section 13.02 in respect of Losses sustained by Marlton, Newco or the Corporations, Marlton shall have the right, at Marlton's election, to offset the amount owing to Marlton from the indemnifying party against any future payments owed by Marlton or Newco to Sellers. In the event Sellers challenge Marlton's right of offset pursuant to this Section 13.06 (other than offsets arising from claims for indemnification under Section 13.02 which have previously been the subject of an arbitration proceeding), the amount claimed as an offset shall be placed in an interest-bearing escrow account (with interest accruing thereon for the account of the party whose claim shall prevail pursuant to the procedure set forth in Section 13.06) and the dispute shall be settled in the manner set forth in Section 13.07.

       Section 13.07. Arbitration. Except as otherwise provided in Section 13.05, Marlton and the indemnifying party shall promptly submit to arbitration any claim for indemnification under Section 13.02 or any claim of offset under
Section 13.06 (other than offsets arising from an indemnification claim which has previously been the subject to an arbitration proceeding) which is not resolved within sixty (60) days from the date the indemnifying party received notice of claim. Such arbitration shall be conducted in accordance with the then current rules of the American Arbitration Association.


                                   ARTICLE XIV

                                  MISCELLANEOUS

       Section 14.01. Expenses. Except as otherwise specifically set forth herein, each of the parties hereto shall pay all of its own costs, fees and expenses (including, without limitation, fees and disbursements of its counsel) with respect to this Agreement and the transactions contemplated hereby; provided, however, in the event any of the parties shall fail to close any of the transactions contemplated by this Agreement due to a Requirement of Law imposed on such party (and in the event that Marlton shall fail to close because of the failure to satisfy Sections 9.07 or 9.08), such party shall pay the out-of-pocket legal and accounting costs of the other parties up to Thirty-Five Thousand Dollars ($35,000.00) in the aggregate.

       Section 14.02. Notices. Any notice, request, instruction, approval, consent or other communication to be given hereunder by a party hereto shall be parked "PERSONAL AND CONFIDENTIAL" and shall be deemed validly given, made or served if in writing and delivered personally (as of such delivery) or sent by certified mail (as of three (3) days after deposit in a United States post office), postage prepaid, or by telex, facsimile or telegraph, charges prepaid (as of date of confirmation of receipt):

       If to Sellers or the Corporations, addressed as follows:
             c/o DMS Store Fixtures, L.P.
             250 King Manor Drive
             King of Prussia, PA 19406
             Attention:  Mr. Ira Ingerman

       If to Marlton or Newco:
             Marlton Technologies, Inc.
             2828 Charter Road
             Philadelphia, PA 19154
             Attn:  President

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

       Section 14.03. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Closing if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Marlton and Sellers or in the case of a waiver, by the party against whom the waiver is to be effective.

       (b) No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

       Section 14.04. Entire Agreement. Except as expressly set forth herein, this Agreement and the Schedules hereby constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, among the parties with respect to the subject matter of this Agreement.

       Section 14.05. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the Commonwealth of Pennsylvania. For the purpose of any suit, action or proceeding arising out of or relating to this Agreement, the parties hereto hereby irrevocably consent and submit to the exclusive jurisdiction and venue of any Federal or state court located in the Commonwealth of Pennsylvania.

       Section 14.06. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns as if such successors and assigns had been original parties hereto; provided that neither party may assign, delegate otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Notwithstanding the foregoing, each Seller, subject to prior notice to Marlton, shall be entitled to assign his rights under this Agreement to a member of his immediate family or to another Seller, provided further that no such assignment shall relieve the assigning Seller of any liability it may have under this Agreement.

       Section 14.07. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

       Section 14.08. Severability. If any provision hereof shall be held invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of any such provision in any other jurisdiction and the remaining provisions hereof will not in any way be affected or impaired thereby.

       Section 14.09. Headings. The headings and table of contents contained in this Agreement are for reference purpose only and shall not affect the meaning or interpretation of this Agreement.

       Section 14.10. Third Party Beneficiaries. This Agreement shall inure exclusively to the benefit of the parties hereto and any permitted assignee and shall not be construed as providing any other person with any rights or benefits.

       Section 14.11. Risk of Loss. Legal title, equitable title and risk of loss related to the Assets, the Interests and the Stock shall remain with DMS and the Sellers until the Closing. Sellers shall take reasonable steps up to and until the Closing after any loss or damage to DMS's property to repair, replace or restore such property to its state and condition prior to such loss or damage.

       Section 14.12. Brokers. Each partner represents that it has not retained any finder or broker in connection with the transactions contemplated by the Agreement and will indemnify, defend and hold each of the other parties harmless from any claim based on breach of this representation.

       IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above.

                                                     MARLTON TECHNOLOGIES, INC.
-------------------------------
Stanley Ginsburg                                     By:
                                                        ------------------------

-------------------------------                      DMS STORE FIXTURES, INC.
Ira Ingerman
                                                     By:
                                                        ------------------------

-------------------------------                      DMS G.P., INC.
Lawrence Schan
                                                     By:
                                                        ------------------------
EQUIVEST DEVELOPMENT, INC. III.

By:
   ----------------------------

                                    EXHIBITS

               EXHIBIT A - Employment Agreement (Stanley Ginsburg)

                 EXHIBIT B - Employment Agreement (Ira Ingerman)

                EXHIBIT C - Employment Agreement (Lawrence Schan)

                                   SCHEDULES:
                            4.04 Financial Statements
                          4.06(a) Real Property Leases
                                 4.11 Contracts
                                 4.19 Insurance
                      4.28 Investment Representation Letter